SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2006
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
          Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
*     Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Bayer AG Investor Relations 51368 Leverkusen Germany www.investor.bayer.com
Ad-hoc-Report according to § 15 WpHG

Bayer responds to report in “Capital” magazine

Leverkusen, March 1, 2006
Bayer has issued the following response to the advance article in “Capital” magazine concerning the Bayer Group’s plans.
Bayer regrets that working documents of corporate management have been made public. These are planning documents that are being used solely for internal working purposes. Internal planning data of this nature must never be viewed as concrete expectations, estimates or forecasts of the company. Generally speaking, planning data are based on various assumptions covering, for example, future currency trends, raw material prices and economic developments, which significantly influence actual performance. As is our normal practice, suitable forecast data are published officially by the company only when they become sufficiently reliable.
The two figures that have now been made public and which refer to fiscal 2005 require slight correction. Group net income in 2005 is expected to be EUR 1.6 billion and not — as incorrectly stated by “Capital” — EUR 1.8 billion. This figure is in line with market expectations. Bayer’s Supervisory Board will decide at its meeting tomorrow on the dividend payment to be proposed. The Board of Management will recommend an increase in the dividend of more than 70 percent to EUR 0.95 and not EUR 0.90, as reported by “Capital.”
Bayer will be reporting in detail on its performance in fiscal 2005 and its expectations for 2006 at its Spring Financial News Conference being held on Monday, March 6, in Leverkusen. The dividend proposal for 2005 by the Management Board and Supervisory Board will be published following the Supervisory Board meeting on Thursday, March 2.

Bayer AG
D-51368 Leverkusen
Germany
ISIN: DE0005752000
WKN: 575 200
Listing: Official market Frankfurt sub-segment entailing additional post-admission obligations (Prime Standard) Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Swiss Exchange; London; Madrid; New York; Tokio
Bayer Investor Relations contacts:
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Ilia Kürten (+49-214-30-35426)
Ute Menke (+49-214-30-33021)
Judith Nestmann (+49-214-30-66836)
Forward-looking statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F).The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ ppa. Dr. Alexander Rosar
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

	By:	/s/ Dr. Armin Buchmeier
		Name:	Dr. Armin Buchmeier
Date: March 3, 2006		Title:	Senior Counsel